


C M

**Arl 12/30/2003

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SECURITIES A[ND EXCHANGE COMMISSIO]N
Washington, D.C.

03052981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James C. Butterfield, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Michigan Avenue
(No. and Street)

Jackson (City) Michigan (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Roger Mack, CPA (517) 788-8660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willis & Jurasek, P.C.
(Name – *if individual, state last, first, middle name*)

2545 Spring Arbor Road, Jackson, Michigan 49203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12.31
0812

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander James Butterfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James C. Butterfield, Inc., as of October 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

Notary Public

Phil S. Willis Jackson, Mi 49203

COM. EXPIRES 02/06/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES C. BUTTERFIELD, INC.

JACKSON, MICHIGAN

Period Ended October 31, 2003

TABLE OF CONTENTS


WILLIS & JURASEK, CPAs, CONSULTANTS
W
OVER 35 YEARS EXPERIENCE

(2)

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

We have audited the answers to the Focus Report - Part IIA of James C. Butterfield, Inc. as of October 31, 2003. Our audit was made in accordance with auditing standards generally accepted in the United States of America and with the auditing requirements prescribed by the Securities and Exchange Commission; accordingly, it included a review of the accounting system and control structure (including the procedures for safeguarding securities), and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying Focus Report - Part IIA of James C. Butterfield, Inc. at October 31, 2003, presents fairly the information required in the form prescribed by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 20, 2003

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [X] 26

NAME OF BROKER-DEALER
James C. Butterfield, Inc. [13]

SEC FILE NO.
8-12429 [14]

FIRM I.D. NO.
11/01/02 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
111 East Michigan Avenue [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
10/31/03 [24]

AND ENDING (MM/DD/YY)
[25]

Jackson [21] Michian [22] 49201 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander James Butterfield [30]

(Area Code) — Telephone No.
(517) 787-5000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22 day of December 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Willis & Jurasek, P.C.

70

ADDRESS

2545 Spring Arbor Road,	Jackson	Michigan	49202
71	72	73	74
Number and Street	City	State	Zip Code

CHECK ONE

[X] Certified Public Accountant 75

[ ] Public Accountant 76

[ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: James C. Butterfield, Inc. — N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) October 31, 2003 [99]
SEC FILE NO. 8-12429 [98]
Consolidated [198]
Unconsolidated [199]

		Allowable	Non-Allowable	Total
1.	Cash	$ 22,437 [200]		$ 22,437 [750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	5,226 [295]		
	B. Other	34,493 [300]	$ [550]	39,719 [810]
3.	Receivable from non-customers	[355]	[600]	[830]
4.	Securities and spot commodities owned at market value:			
	A. Exempted securities	[418]		
	B. Debt securities	[419]		
	C. Options	[420]		
	D. Other securities	176,715 [424]		
	E. Spot commodities	[430]		176,715 [850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost $ [130]			
	B. At estimated fair value	[440]	[610]	[860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
	A. Exempted securities $ [150]			
	B. Other securities $ [160]			
7.	Secured demand notes:	[470]	[640]	[890]
	Market value of collateral:			
	A. Exempted securities $ [170]			
	B. Other securities $ [180]			
8.	Memberships in exchanges:			
	A. Owned, at market $ [190]			
	B. Owned, at cost		[650]	
	C. Contributed for use of the company, at market value		[660]	[900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	15,801 [680]	15,801 [920]
11.	Other assets	[535]	46,242 [735]	46,242 [930]
12.	TOTAL ASSETS	$ 238,871 [540]	$ 62,043 [740]	$ 300,914 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of October 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other	▼10	[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	107 [1385]	107 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders ▼9	$ [970]			
2. includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borrowings, at market value			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ [1760]

Ownership Equity		Total
21. Sole Proprietorship	▼15	$ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		32,949 [1792]
C. Additional paid-in capital		21,104 [1793]
D. Retained earnings		246,754 [1794]
E. Total		300,807 [1795]
F. Less capital stock in treasury	▼16	( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 300,807 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 300,914 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of October 31, 2003

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 300,807	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			300,807	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 300,807	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 62,043	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(62,043)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 238,764	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	19,850	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(19,850)	3740
10. Net Capital			$ 218,914	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of October 31, 2003

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$ 0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 50,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 50,000	3760
14. Excess net capital (line 10 less 13)		$ 168,914	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22	$ 218,914	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	3790
17. Add:				
A. Drafts for immediate credit	21 $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23. Net capital requirement (greater of line 21 or 22)		$	3760
24. Excess capital (line 10 less 23)		$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc.

For the period (MMDDYY) from 11/01/02 [3932] to 11/31/03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

	Amount	Code
REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 17,601	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	13,106	3939
d. Total securities commissions	30,707	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	8,613	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	137,386	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	345,278	3995
9. Total revenue	$ 521,984	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	251,880	4120
11. Other employee compensation and benefits	82,627	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	3,565	4195
15. Other expenses	181,123	4100
16. Total expenses	$ 524,711	4200
NET INCOME		
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (2,727)	4210
18. Provision for Federal income taxes (for parent only)	750	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (3,477)	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc.

For the period (MMDDYY) from 11/02/02 to 10/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Amount	Code
1. Balance, beginning of period		$ 306,285	4240
A. Net income (loss)		(3,477)	4250
B. Additions (includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])	2,001	4270
2. Balance, end of period (From item 1800)		$ 300,807	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of October 31, 2003

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only) N/A

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ..... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 [4335] ..... [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ..... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

JAMES C. BUTTERFIELD, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

Period Ended October 31, 2003

CONTENTS


WILLIS & JURASEK, CPAs, CONSULTANTS
W
OVER 35 YEARS EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Directors
James C. Butterfield, Inc.
Jackson, Michigan

We have audited the accompanying Statement of Financial Condition of James C. Butterfield, Inc. as of October 31, 2003, and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of James C. Butterfield, Inc. as of October 31, 2003, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying Statements of Financial Condition of James C. Butterfield, Inc. as of December 31, 2002, and the related statements of income, retained earnings and cash flows for the year then ended in accordance with statements on standards for accounting and review service issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 20, 2003

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

JAMES C. BUTTERFIELD, INC.
STATEMENTS OF FINANCIAL CONDITION
October 31, 2003 and December 31, 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash	$ 22,438	$ 45,751
Commissions receivable	39,720	43,044
Securities owned - at market value	179,355	171,655
Employee loan	39,000	16,675
Deferred tax asset	4,600	7,515
Total current assets	285,113	284,640
PROPERTY, PLANT & EQUIPMENT:		
Equipment	12,723	14,588
Auto	11,000	11,000
Total property, plant & equipment	23,723	25,588
Accumulated depreciation	(7,922)	(13,330)
Net property, plant & equipment	15,801	12,258
	$ 300,914	$ 296,898
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued expenses	$ 107	$ 306
STOCKHOLDERS' EQUITY:		
Common stock - $1.00 par value; authorized 50,000 shares; issued and outstanding 32,949 shares	32,949	32,949
Capital in excess of par value	21,104	21,104
Retained earnings	246,754	242,539
Total stockholders' equity	300,807	296,592
	$ 300,914	$ 296,898

See Accountants' Report and Accompanying Notes to Financial Statements.

JAMES C. BUTTERFIELD, INC.
STATEMENTS OF INCOME
For the Periods Ended October 31, 2003 and December 31, 2002

	2003	%	2002	%
INCOME:				
Commissions - agency	$ 26,826	6.3	$ 29,374	5.7
Commissions - mutual funds	154,140	36.3	211,845	41.0
Profits - sale of securities	7,700	1.8	(22,228)	4.3
Insurance products	6,291	1.5	25,452	4.9
Other income	229,882	54.1	272,167	52.7
Total income	424,839	100.0	516,610	100.0
EXPENSES:				
Salaries and wages	254,075	59.8	313,409	60.7
Payroll taxes	17,205	4.0	18,631	3.6
Group insurance and medical	26,654	6.3	25,021	4.8
Retirement	8,951	2.1	0	0.0
Promotion and entertainment	19,268	4.5	20,839	4.0
Dues and subscriptions	3,404	0.8	6,958	1.3
Telephone	12,056	2.8	14,503	2.8
Office expense	4,496	1.1	5,206	1.0
Postage	5,343	1.3	6,747	1.3
Building maintenance	4,151	1.0	4,375	0.8
Legal and accounting	5,081	1.2	16,385	3.2
Insurance	3,762	0.9	4,426	0.9
Computer expense	2,178	0.5	7,166	1.4
Training and seminars	13,679	3.2	29,080	5.6
Utilities	4,416	1.0	4,411	0.9
Profit sharing	0	0.0	1,712	0.3
Meals and entertainment	14,800	3.5	8,800	1.7
Rent	10,000	2.4	12,000	2.3
Depreciation	1,546	0.4	1,693	0.3
Corporate taxes	6,644	1.6	7,588	1.5
Total expenses	417,709	98.3	508,950	98.5
INCOME (LOSS) BEFORE PROVISION FOR FEDERAL INCOME TAXES	7,130	1.7	7,660	1.5
Provision for federal income taxes	2,915	0.7	1,985	0.4
NET INCOME (LOSS)	$ 4,215	1.0	$ 5,675	1.1

See Accountants' Report and Accompanying Notes to Financial Statements.

JAMES C. BUTTERFIELD, INC.
STATEMENTS OF RETAINED EARNINGS
For the Periods Ended October 31, 2003 and December 31, 2002

	2003	2002
BALANCE - BEGINNING OF PERIOD	$ 242,539	$ 238,864
LESS DIVIDENDS	0	2,000
NET INCOME (LOSS) FOR THE PERIOD	4,215	5,675
BALANCE - END OF PERIOD	$ 246,754	$ 242,539

See Accountants' Report and Accompanying Notes to Financial Statements.

JAMES C. BUTTERFIELD, INC.
STATEMENT OF CASH FLOWS
For the Periods Ended October 31, 2003 and December 31, 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 4,215	$ 5,674
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,546	1,693
(Gain) loss on investments, net	(7,700)	22,227
Deferred income taxes	2,915	1,985
Change in current assets and liabilities:		
(Increase) decrease in commissions receivable	3,324	2,726
(Increase) decrease in employee loan	(22,325)	5,850
Increase (decrease) in accrued expenses	(199)	306
Net cash provided (used) by operating activities	(18,224)	40,461
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash payments for the purchase of property	(5,089)	0
Net cash provided (used) by investing activities	(5,089)	0
CASH FLOWS FROM INVESTING ACTIVITIES:		
Dividends paid	0	(2,000)
Net cash provided (used) by financing activities	0	(2,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(23,313)	38,461
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	45,751	7,290
CASH AND EQUIVALENTS AT END OF YEAR	$ 22,438	$ 45,751

See Accountants' Report and Accompanying Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates in the securities industry and provides investment counseling and other services. The company operates primarily in the Jackson, Michigan area.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Security Transactions

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities owned by the Company are stated at market quotation value.

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided using declining balance methods over the estimated useful lives of assets in service. Leasehold improvements are amortized over their expected life.

Minimum Capital Requirements

Under rules prescribed by the Securities and Exchange Commission, the ratio of the firm's "aggregate indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At October 31, 2003, the ratio of aggregate indebtedness to net capital was approximately 0 to 1. The firm's net capital as of October 31, 2003, is $218,914 and exceeds the required net capital of $50,000 by $168,914.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred tax assets are determined based on the differences between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets. The deferred tax asset account results from the availability of a $50,758 net operating loss that expires in the year 2014.

2. SECURITIES OWNED

The Company records its investment in securities at market, listed as follows:

SHARES OR BONDS		MARKET VALUE AT OCTOBER 31, 2003
1,507.682	Pioneer Mid Cap Value Fund	$ 33,546
1,340.643	Pioneer Growth Shares	14,801
1,433.064	Templeton Growth Fund	27,300
1,291.249	Mutual Discovery Fund	24,973
867.317	Franklin Small-Mid Cap Growth Fund	24,883
51,212.430	Galaxy Money Market Fund	51,212
300.000	The NASDAQ Stock Market, Inc.	2,640
		$179,355

3. RENTS AND RELATED-PARTY TRANSACTIONS

The Company leases its office facility from a related party for $1,000 per month. Rent expense for the periods ended October 31, 2003 and December 31, 2002 was $10,000 and $12,000, respectively.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to the short-term maturities of those instruments.

5. SECURITIES AND EXCHANGE COMMISSION REPORT

Part IIA of the company's October 31, 2003, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

6. YEAR-END FOR TAX AND AUDIT

The Company has a calendar year-end for book and tax purposes and an October 31st year-end for audit purposes.

7. RETIREMENT SAVINGS PLAN

The Company's retirement plan is a defined contribution plan under the Internal Revenue Code Section 401(k). The plan covers substantially all full-time employees. Company contributions to the plan are determined annually by the Board of Directors. The Company reserves the right to modify, amend or terminate the plan even though the plan is expected to continue indefinitely. Contributions for the period ended October 31, 2003 were $8,951 and for the year ended December 31, 2002 were $0.


WILLIS & JURASEK, CPAs, CONSULTANTS
W
OVER 35 YEARS EXPERIENCE

(4)

November 20, 2003

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

Gentlemen:

In planning and performing our audit of the financial statements of James C. Butterfield, Inc., (the Company), for the year ended October 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) OF THE Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to asses whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduced to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions we noted the following matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of James C. Butterfield, Inc. for the period ended October 31, 2003, and this report does not affect our report thereon dated November 20, 2003.

The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control, procedures for safeguarding securities, and practices and procedures employed quarterly in counting and accounting for securities and in resolving securities differences because all transactions for the purchase and sale of securities are made generally by the owners/officers. There are only three other employees of the company. Substantially, all accounting and cashiering functions are performed by one owner. Security, position record, and the accounting for other securities are performed by this owner/officer. Although, the number of personnel of the company makes it impossible to have a separation of duties whereby all work of any one individual is independently checked by another individual, the size of the business does permit the owners/officers to have knowledge of all aspects of the business and all accounting records; accordingly, management proposes no change in procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

(5)

JAMES C. BUTTERFIELD, INC.
STATEMENT OF FINANCIAL CONDITION
October 31, 2003

ASSETS		LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT ASSETS:		CURRENT LIABILITIES:	
Cash	$ 22,438	Accrued expenses	$ 107
Commissions receivable	39,720		
Securities owned (market value)	179,355		
Deferred tax asset	4,600		
Property, Plant & Equipment	15,801		
Employee loans receivable	39,000	STOCKHOLDERS' EQUITY	300,807
	$300,914		$300,914

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting for Security Transactions

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the company are stated at market quotation value.

Minimum Capital Requirements

The company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $50,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At October 31, 2003, the company's "net capital" was approximately $218,914 and exceeds the required "net capital" of $50,000. The ratio of aggregate indebtedness to net capital was approximately 0 to 1.

Securities and Exchange Commission Report

Part II a of the company's October 31, 2003, Securities and Exchange Commission Report (Form X-17A-5) is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan, or at the Chicago, Illinois office of the Securities and Exchange Commission.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

INDEPENDENT AUDITORS' REPORT

James C. Butterfield, Inc.
Jackson, Michigan

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of James C. Butterfield, Inc. as of October 31, 2003, and the related statements of income, retained earnings and cash flows for the period then ended (not presented herein); and in our report dated November 20, 2003, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed financial statement is fairly stated in all material respects in relationship to the financial statements from which it has been derived.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 20, 2003